UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCHNIEDERS, RICHARD J.
   1390 Enclave Parkway
   Houston, TX  77077-2099
   USA
2. Issuer Name and Ticker or Trading Symbol
   SYSCO CORPORATION
   SYY
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   NOVEMBER 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SENIOR VICE PRESIDENT--MERCHANDISING SERVICES
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |10/10/|B   |V|20.9930           |A  |28.681     |                   |D     |                           |
                           |1996  |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |10/25/|R   |V|0.3521            |A  |33.6250    |                   |D     |                           |
                           |1996  |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |11/15/|S   | |10,136.0000       |D  |34.25      |16,133.3975        |D     |                           |
                           |1996  |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |10/31/|R   |V|11.3317           |A  |33.6250    |2942.3198          |I     |DAUGHTERS                  |
                           |1996  |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |11/15/|S   | |4,866.0000        |D  |34.25      |9,720.0000         |I     |WIFE                       |
                           |1996  |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
INCENTIVE STOCK OPTION|31.8750 |11/4/|A   |V|8,000.0000 |A  |(2)  |09/04|COMMON STOCK|8,000.0|       |8,000.0000  |D  |            |
 (RIGHT TO BUY)       |        |1995(|    | |           |   |     |/2000|            |000    |       |            |   |            |
                      |        |1)   |    | |           |   |     |6    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. GRANTS WERE MADE AVAILABLE ON SEPTEMBER 6, 1996, BUT WERE NOT DELIVERED UNTIL NOVEMBER 4, 1996.

2. GRANTS ARE MADE ANNUALLY WITH EXERCISES NOT PERMITTED PRIOR TO THE FIRST ANNIVERSARY OF THE GRANT. IF CERTAIN PERFORMANCE CRITERIA ARE MET, ONE-THIRD (1/3) OF THE SHARES COVERED BY THE GRANT VEST ON THE FIRST, SECOND AND THIRD ANNIVERSARIES OF THE GRANT. IF THE GRANTS HAVE NOT VESTED BY THE FIFTH ANNIVERSARY OF THE GRANT, THE GRANT WILL VEST SIX MONTHS PRIOR TO EXPIRATION. SIGNATURE OF REPORTING PERSON
RICHARD J. SCHNIEDERS
DATE
11-27-96